Exhibit (a)(1)-3

                              KALMIA INVESTORS, LLC
                         601 CARLSON PARKWAY, SUITE 200
                              MINNETONKA, MN 55305
                                FOR INFORMATION:
                                 (800) 547-0854

July 24, 2003

To Holders of Units of Limited Partnership Interests of Westin Hotels Limited Partnership

Dear Unit Holder:

Enclosed with this letter are the Offer to Purchase and Agreement of Sale (together, our "Offer") by Kalmia Investors, LLC (the "Purchaser" or "Kalmia") to purchase limited partnership interests (each a "Unit") of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"). The Offer is for up to 79,917 Units, representing approximately 59% of the Units outstanding on the date of the Offer.

o Kalmia is offering to pay $550 in cash for each Unit, less the amount of any distributions declared or paid on or after July 7, 2003 (our "Purchase Price").

o Kalmia will pay the $50 per transfer fee charged by the Partnership. You will not pay it.

CONSIDER OUR OFFER.  OUR PURCHASE PRICE OF $550 PER UNIT IS:

o 65% over the average sale price of $333.36 of Units from January 1 - March 17, 2003, as reported by the Partnership in its Form 10-K filed on March 21, 2003.

o 35% over the weighted average price of $407.82 per Unit traded over the 12 months ending March 31, 2003, reported by the Partnership Spectrum.

o 22% over the lowest sale price of $451 and 13% above the highest sale price of $485 per Unit for Units sold from April 1, 2003, through May 31, 2003, reported by the American Partnership Board.

o Higher than we estimate Unit holders would receive from a sale of the hotel and liquidation of the Partnership. In the Partnership's recent preliminary proxy statement, the General Partner assumes "a sale of the Michigan Avenue [hotel] today at an estimated price of $96.7 million". Based on our own assumptions, we estimate that the proceeds to each Unit holder from a sale of the hotel at $96.7 million would be $546 per Unit. However, the General Partner goes on to cite "the weakness of the market for the sale of full-service hotels and the inability of the Partnership to find a suitable purchaser for the Michigan Avenue [hotel]". If the General Partner is correct, your ability to benefit from a sale of the hotel at the present time is doubtful.

You may have received notice of an offer from Windy City Investments LLC for 15% of the Units.

Our Purchase Price is also higher than the Windy City offer.

o We are offering $550 in cash for the Units. Windy City is offering only $525 per Unit.

o We will pay the $50 per transfer fee charged by the Partnership. Windy City's offer makes you pay the $50.

o We are tendering for 59% of the Units while Windy City's offer is for only 15% of the Units. Therefore, the chances of your being subject to proration and remaining a Unitholder are much less if you tender to Kalmia than if you tender to Windy City.

TO TENDER TO US, PLEASE READ THE PROCEDURES DESCRIBED IN OUR OFFER. IF YOU HAVE ALREADY TENDERED TO WINDY CITY AND WANT TO TENDER TO US INSTEAD, BE SURE TO SEND WINDY CITY A WITHDRAWAL NOTICE IN ACCORDANCE WITH THE TERMS OF ITS OFFER.

You should also take these factors into account in considering the Offer.

o If you are the record owner of Units and you tender your Units to us in the Offer, you will not have to pay transfer fees, brokerage fees or similar expenses. The Partnership typically charges a transfer of fee $50 per Unit holder, and brokers charge sales commissions generally equal to the greater of $200 or 7-8% of gross proceeds, which you will not have to pay here. If you own your Units through a broker or other nominee, and your broker tenders your Units on your behalf, your broker or nominee may charge you a fee.

o There is no established public market for the Units, although there is a limited secondary market. If you sell on the secondary market, you may receive a higher or lower price than our Purchase Price or the historical prices described above.

o The tender of your Units may be withdrawn at any time prior to the expiration date of the Offer, including any extensions. Also, if we have not purchased your Units by September 22, 2003, you may withdraw them at any time thereafter until we purchase your Units.

o By tendering, you will give up the opportunity to participate in any future benefits of ownership, including potential future distributions by the Partnership. Our Purchase Price may be less than the total amount that you might otherwise receive with respect to your Units over the remaining term of the Partnership.

o Our obligation to purchase Units is subject to our right to prorate among tendering Unit holders the number of Units we will purchase, as well as other conditions set forth in our Offer to Purchase. We will purchase in our Offer a maximum of 59% of the outstanding Units. If Unit holders offer us more Units, we will prorate our purchase ratably to all sellers.

o One of the conditions of our Offer is our receiving valid tenders, not withdrawn, of at least 58,200 Units. When taken together with the Units that we already own, that will give us the ownership of 50.1% of the Units, which will give us the ability to control many decisions of the Unit holders. Please see Section 7 of our Offer, "Purposes and Effects of the Offer", for a description of those decisions. We have set a price that in our opinion will induce Unit holders to tender while allowing us to profit from ownership of the Units. Therefore, our interests may conflict with yours. We have not calculated a control premium in establishing our Purchase Price for your Units.

o While we are offering you a higher cash price per Unit than Windy City and will pay the $50 transfer fee, we will not pay you interest on our Purchase Price. Windy City states that it will pay 3% p.a. from the time they accept your Units until the time they actually pay you.

o The General Partner is expected to announce a recommendation regarding our Offer within 10 business days after the mail date of our Offer or as soon as possible upon becoming aware of the Offer. You may consult with the General Partner before deciding whether or not to tender our Units.

TO ACCEPT OUR OFFER:

1. Please complete the enclosed Agreement of Sale (if not otherwise indicated, please note the number of units you wish to sell in the signature area of the Agreement), and have it MEDALLION SIGNATURE GUARANTEED (this can be done by your broker or a bank where you have an account).

2.   Return the completed Agreement to us in the enclosed pre-addressed envelope

OUR OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON AUGUST 22, 2003, SUBJECT TO ANY EXTENSION. We encourage you to act promptly. Our Offer will remain open at least ten business days following any reduction in our purchase price resulting from a distribution made by the Partnership. By accepting the Offer, you will agree that we are entitled to all distributions made by the Partnership on or after July 7, 2003. Unless the General Partner pays the distribution directly to us or you remit the amount of the distribution to us, we will reduce our purchase price by the amount of the distribution. If the Offer is extended or a distribution occurs within the Offer period, we will make a public announcement. We reserve the right to extend, amend or terminate our Offer.

BEFORE TENDERING, BE SURE TO READ "RISKS AND FACTORS TO CONSIDER BEFORE TENDERING" IN THE OFFER TO PURCHASE

Please consider the Offer carefully. If you have any questions, please telephone us at (800) 547-0854. Thank you for your consideration.

                                            Very truly yours,


                                            Kalmia Investors, LLC

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KALMIA IS NOT AN AFFILIATE OF THE GENERAL PARTNER OR OF THE PARTNERSHIP.  PLEASE
CAREFULLY REVIEW THE ENCLOSED OFFER. AN AGREEMENT OF SALE IS ENCLOSED; IN ORDER TO TENDER YOUR UNITS YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE AGREEMENT OF SALE IN ACCORDANCE WITH THE INSTRUCTIONS AND RETURN IT TO US.
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THIS LETTER IS NEITHER AN OFFER TO PURCHASE,  NOR A SOLICITATION  OF AN OFFER TO
SELL THE UNITS. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE AND IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF THE PURCHASER ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

Our Offer will expire at 5:00 pm, Eastern Time on August 22, 2003, unless the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open.

OUR OFFER CONTAINS IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

21919.0001 #413229